UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of February 2003

Commission File Number:  0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


                   21A Habarzel Street, Tel Aviv 69710, Israel
--------------------------------------------------------------------------------
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                                                Sequential
Exhibit                      Description                        Page Number
-------                      -----------                        -----------

   1.            Press release, dated December 17, 2002.             3
   2.            Press release, dated January 13, 2003.              6
   3.            Press release, dated January 15, 2003.              9
   4.            Press release, dated January 24, 2003.              12
   5.            Press release, dated January 29, 2003.              14
   6             Press release, dated February 4, 2003.              17
   7.            Press release, dated February 5, 2003               24

                                                                     EXHIBIT 1

Press Release Source: Alvarion Ltd.

Alvarion Receives Follow-on Order From accessNET, an Innovative Wireless Broadband Service Provider in Romania

Tuesday December 17, 6:01 am ET

TEL - AVIV, Israel--(BUSINESS WIRE)--Dec. 17, 2002--Alvarion Ltd. (NASDAQ: ALVR
- News), a leading provider of Broadband Wireless Access (BWA) solutions, today announced the receipt of a follow-on order from accessNET International Ltd., a Romanian provider of fixed wireless telecommunications access services.

The order is for BWA equipment in the 3.5 GHz band as required to support the continued buildout of accessNET's advanced Point-to-Multipoint network.

Established in December 2000, and starting its operations in May 2001, accessNET provides high-speed "always-on" connectivity, VLANs (Virtual Local Area Networks), secure VPNs (Virtual Private Networks), high-quality VoIP (Voice over
IP), and video conferencing services to many corporations in Romania, including Agip, Bosch, Minolta, Whirlpool and Lukoil. Part of its success is attributable to its unique "combination" business model: besides selling services directly to end-users, accessNET is also a "carrier of carriers" that sells capacity to other carriers and ISPs, ensuring their access to the local loop. To date, accessNET's services are available in Bucharest, as well as in all of Romania's county capitals. The company is now extending its network coverage to additional towns and upgrading its systems.

Commenting on the news, Niculae Plesa, General Director of accessNET, said, "Alvarion's state-of-the-art technology has been fundamental to our business model. Its modular nature enabled us to set up infrastructure quickly, and to cost-effectively launch the full range of telecommunications services. Its rich features support us in providing resellers and retailers with the tailored solutions they need to cut costs and win clients. As our customer base continues to grow, we look forward to continued cooperation with Alvarion."

Tzvika Friedman, President and COO of Alvarion, added, "accessNET is demonstrating the success that access provider can achieve when they address real market needs with a logical business case. Leveraging the deep technological expertise of its personnel, an innovative market approach, and Alvarion's state-of-the-art technology, accessNET is flourishing by bringing a new class of personalized telecommunications services to Romania's business community. We are happy that our technology has played a part in accessNET's impressive success."

About accessNET

Established in December 2000, accessNET is a national telecommunications operator which provides fixed access services in Romania. Through a Point-to-Multipoint wireless network in the 3.5 GHz licensed frequency band, accessNET provides connectivity services to companies, ISPs, carriers, and IT&C service integrators throughout Romania, including 100% coverage of its capital city, Bucharest. With a highly professional team, the company provides tailored communications solutions to support high-speed "always-on" Internet connectivity, secure VLANs (Virtual Local Area Networks) and VPNs (Virtual Private Networks), high-quality VoIP (Voice over IP), and video conferencing.

For more information, visit www.accessnet.ro

About Alvarion

Alvarion is a premier provider of solutions based on Point-to-Multipoint (PMP) Broadband Wireless Access (BWA) used by telecom carriers, service providers, and enterprises worldwide. Alvarion systems provide Internet access and voice and data services in the last mile, cellular network feeding, building-to-building and wireless local area network (LAN) connectivity.

Alvarion offers the broadest range of BWA solutions by market segment and frequency band, designed to address all carriers' and service providers' business models. With its combined market experience, strong customer base, diversified distribution channels and field-proven deployments, Alvarion is a leading BWA pure play provider for every end user profile, from residential subscribers to business customers.

For more information, visit Alvarion's World Wide Web site at http://www.alvarion.com.

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

You may register to receive Alvarion's future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com.

------------------------------------------------
Contact:
     Alvarion
     Dafna Gruber
     +972-3-645 6252
     dafna.gruber@alvarion.com
           or
     Investor:
     KCSA Worldwide
     Joseph A. Mansi / Lee Roth
     +212-896 12 05/ +212-896-1209
     jmansi@kcsa.com / lroth@kcsa.com



------------------------------------------------
Source: Alvarion Ltd.

                                                                     EXHIBIT 2
Press Release
Source: Alvarion Ltd.


BreezeACCESS OFDM Solution for the 5GHz Band Enables Widely Affordable Broadband Connections to Small and Medium Businesses

Monday January 13, 6:00 am ET

Delivering Speed of 54Mbps in Non Line Of Sight Condition Product To Be Unveiled at WCA 9th Annual Technical Symposium and Business Expo


TEL-AVIV, Israel--(BUSINESS WIRE)--Jan. 13, 2003-- Alvarion Ltd. (NASDAQ: ALVR -
News), a leading provider of Broadband Wireless Access (BWA) solutions, today announced its new BreezeACCESS(TM) high-capacity OFDM solution for the 5GHz frequency bands.

Targeting SME (small- to medium-sized Enterprises) and MTU (Multi-tenant Unit) markets, the BreezeACCESS VL solution enhances Alvarion's mature BreezeACCESS with features that cut costs and drive revenues in higher-bandwidth and higher-margin market segments.

In supporting data rates up to 54 Mbps, the BreezeACCESS VL offers throughput matched only by fiber, but at a lower deployment cost per link than xDSL. Combined with features such as support for variable data rates, the high capacity of the solution can also be used to provide expanded services and flexible service level agreements (SLAs) as demanded by many advanced customers. And the non-line-of-sight (NLOS) capabilities in both urban and foliage-dense operating environments means operators can reach more customers in their service areas while reducing overall installation and maintenance costs.

The BreezeACCESS VL comes complete with the full range of revenue-enhancing and cost-saving features resulting from the more than 500,000 deployments of BreezeACCESS systems to date, and it can co-exist seamlessly with already-deployed BreezeACCESS networks operating in other spectrum bands.

The solution will be available for deployment by customers in the United States, Latin America, Africa, and Asia during the first quarter of 2003. The product will be unveiled at Alvarion's booth at WCA's 9th Annual Technical Symposium and Business Expo being held from January 13-15, 2003, in San Jose, California, USA.

Commenting on the announcement, Zvi Slonimsky, CEO of Alvarion, said, "With high capacity and a rich mix of exciting features, our new BreezeACCESS VL is the solution BWA operators need to win over fiber and xDSL in SME and MTU markets. A significant enhancement to our proven BreezeACCESS solutions, the enhanced solution answers the growing demand for 5GHz products, and gives our customers an expanded technology migration path."

With this addition to the BreezeACCESS product line, Alvarion now offers carriers the largest, most economically compelling complement of BWA products in the market and at the full range of speeds and price points.

About Alvarion

Alvarion is a premier provider of solutions based on Point-to-Multipoint (PMP) Broadband Wireless Access (BWA) used by telecom carriers, service providers, and enterprises worldwide. Alvarion systems provide Internet access and voice and data services in the last mile, cellular network feeding, building-to-building and wireless local area network (LAN) connectivity.

Alvarion offers the broadest range of BWA solutions by market segment and frequency band, designed to address all carriers' and service providers' business models. With its combined market experience, strong customer base, diversified distribution channels and field-proven deployments, Alvarion is a leading BWA pure play provider for every end user profile, from residential subscribers to business customers.

For more information, visit Alvarion's World Wide Web site at http://www.alvarion.com.

About the WCA Symposium

The WCA Symposium is the world's leading showcase for wireless broadband technology and successful business applications. It annually convenes more than 1000 experts from 20 nations. This year's event features an enhanced format, numerous collocated meetings, and support form more than 30 media partners. For more information, please visit the symposium's website at www.wcai.com.

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

You may register to receive Alvarion's future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com.



------------------------------------------------
Contact:
     Alvarion Ltd., Tel Aviv
     Dafna Gruber, 972 3 645 6252
     dafna.gruber@alvarion.com
     or
     KCSA, New York
     Joseph A. Mansi, 212/896-1205
     jmansi@kcsa.com



------------------------------------------------
Source: Alvarion Ltd.

                                                                     EXHIBIT 3
Allot Communications Signs OEM Agreement with Alvarion
Wednesday January 15, 6:02 am ET

Alvarion Integrates NetEnforcer Products in its Broadband Wireless Access Solution for Enhancing QoS

Allot's NetEnforcer provides bandwidth and SLA management, supplemental IP services and accounting information to enhance Alvarion's BWA offering


TEL AVIV, Israel & MINNEAPOLIS--(BUSINESS WIRE)--Jan. 15, 2003-- Alvarion Ltd., (Nasdaq:ALVR - News) a leading provider of broadband wireless access (BWA) systems and Allot Communications, a premier provider of policy-based networking solutions, announced today that they have signed an original equipment manufacturer (OEM) agreement. Through the agreement, Alvarion will offer Allot's NetEnforcer(TM) quality of service (QoS) management equipment in its product portfolio worldwide.

The NetEnforcer product line gives Broadband Wireless Access (BWA) operators the power to intelligently shape network bandwidth and deliver system-wide service level guarantees based on the networking needs and business priorities of broadband IP service providers worldwide. Shaping bandwidth is particularly useful with the new bandwidth consuming Peer-to-Peer (P2P) applications and the effect the increasing use of these applications has on uplink costs and subscriber satisfaction. The NetEnforcer also allows BWA operators to offer a range of supplemental IP services such as application prioritization (class of service), usage-based billing, and traffic monitoring.

"Integrating the NetEnforcer into Alvarion's product line gives BWA service providers a complete solution for enhancing QoS and bandwidth management," said Rudy Leser, VP Marketing of Alvarion Ltd. "In addition, it ideally complements the Alvarion offering by giving our customers a scalable, affordable IP-based solution that is quick to deploy, resulting in a fast return on their investment."

"Alvarion's selection of Allot's product gives service providers worldwide several essential benefits," said PG Narayanan, CEO of Allot Communications Americas. "Enhanced QoS will improve the performance of multimedia traffic, as well as provide the ability for network over-subscription. These factors, coupled with the ability to offer value-added services, will contribute to customer satisfaction as well as improve wireless carriers' revenue streams."

About Alvarion

Alvarion is a premier provider of solutions based on point-to-multipoint (PMP) broadband wireless access used by telecom carriers, service providers, and enterprises worldwide. Alvarion systems provide Internet access and voice and data services in the last mile, cellular network feeding, building-to-building and wireless local area network (LAN) connectivity. Alvarion offers the broadest range of BWA solutions by market segment and frequency band, designed to address all carriers' and service providers' business models. With its combined market experience, strong customer base, diversified distribution channels and field-proven deployments, Alvarion is a leading BWA pure play provider for every end user profile, from residential subscribers to business customers.

For more information, please visit Alvarion's World Wide Web site at http://www.alvarion.com

About Allot Communications

Allot Communications' policy-powered networking initiative offers bandwidth management solutions for enterprises and IP service providers that improve application performance, throttle non-business uses of the Internet and enable the deployment of business-critical, time-sensitive applications. In enterprise networks, Allot's solutions allow network managers to enable quality of service
(QoS) by linking business policies to specific network actions that improve users' productivity and contain networking costs. In service provider networks, Allot's QoS and service level agreement (SLA) enforcement solutions maximize return on investment (ROI) by managing over-subscription, throttling P2P traffic on upstream and downstream links, and delivering tiered services and classes of service.

Allot Communications has regional offices in the USA, France, Japan, Singapore and Israel. Allot is represented worldwide through OEM and distributor channels. Visit Allot on the Web at http://www.allot.com.

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

You may register to receive Alvarion's future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com.

----------------------------------------------
Contact:
     Alvarion
     Dafna Gruber, +972 3 645 6252
     dafna.gruber@alvarion.com
     or
     IR Contact for Alvarion:
     KCSA
     Joseph A. Mansi, 212/896-1205
     jmansi@kcsa.com
     or
     PR Contact for Allot:
     Todd Koch, 925/261-9177
     tkoch@kochpr.com


----------------------------------------------
Source: Allot Communications

                                                                     EXHIBIT 4
Press Release Source: Alvarion Ltd.

Alvarion's Fourth Quarter 2002 Earnings Release and Conference Call Scheduled for February 4, 2003

Friday January 24, 9:45 am ET

TEL AVIV, Israel--(BUSINESS WIRE)--Jan. 24, 2003--Alvarion Ltd. (NASDAQ: ALVR -
News), a leading developer and manufacturer of broadband wireless access products, announced today that it will release its fourth Quarter 2002 results on February 4, 2003, during pre-market hours. Following the announcement, Alvarion will host a conference call at 9:00 a.m. EST. The Company invites you to listen to the call at the following telephone numbers (888) 417-2310 in the United States, or (973) 582-2710 Internationally. The call will also be available live on the Internet at the following sites: www.kcsa.com and www.alvarion.com.

A replay of the call will be available from 11:00 a.m. EST on February 4, 2003 through 11:59 p.m. (EST) on February 10, 2003. To access the replay, please call
(877) 519-4471 in the Unites States, or (973) 341-3080, internationally. To access the replay, users will need to enter the following code: 3714317

About Alvarion

Alvarion is a premier provider of solutions based on Point-to-Multipoint (PMP) Broadband Wireless Access (BWA) used by telecom carriers, service providers, and enterprises worldwide. Alvarion systems provide Internet access and voice and data services in the last mile, cellular network feeding, building-to-building and wireless local area network (LAN) connectivity.

Alvarion offers the broadest range of BWA solutions by market segment and frequency band, designed to address all carriers' and service providers' business models. With its combined market experience, strong customer base, diversified distribution channels and field-proven deployments, Alvarion is a leading BWA pure play provider for every end user profile, from residential subscribers to business customers.

For more information, visit Alvarion's World Wide Web site at http://www.alvarion.com.

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

You may register to receive Alvarion's future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com.



----------------------------------------------
Contact:
     Alvarion Ltd., Tel Aviv
     Dafna Gruber, 972 3 645 6252
     dafna.gruber@alvarion.com
        or
     KCSA, New York
     Joseph A. Mansi, 212/896-1205
     jmansi@kcsa.com
     Evan Smith, 212/896-1251
     esmith@kcsa.com

Source: Alvarion Ltd.

                                                                     EXHIBIT 5
Press Release Source: Alvarion Ltd.


Three Italian Operators Deploy Nera-Alvarion LMDS System
Wednesday January 29, 6:00 am ET
Alvarix(TM) Solution Helps Alternative Telcos Bring Sophisticated, 11Affordable Communications Services to Remote Areas; Wins Improve Nera/Alvarion's Prospects In Remaining Tenders In Italy


TEL AVIV, Israel--(BUSINESS WIRE)--Jan. 29, 2003-- Alvarion Ltd. (NASDAQ: ALVR -
News), a leading provider of Broadband Wireless Access (BWA) solutions, today announced that its Alvarix solution has been deployed by three of the Italian regional operators that have recently been awarded 26GHz licenses. These operators were the first of the 11 regional and 3 nationwide operators granted licenses in August 2002 to select an equipment vendor. NERA, one of Alvarion's OEM partners, secured initial orders for the three projects.

The operators that have already deployed the Nera-Alvarion systems include:

Brennercom, an alternative operator owned partially by the Alto Adige/South Tirol Regional Government. Brennercom was granted licenses to operate in the Bolzano and Trento provinces, which includes many sparsely populated alpine valleys where Telecom Italia's DSL solutions cannot be deployed. With the goal of becoming the dominant alternative telecom service provider in the region, Brennercom will integrate its Alvarion/NERA network with its fiber and other investments, and has already begun connecting SME customers. www.brennercom.it

Serenissima Infracom, an alternative operator established by one of Italy's premier infrastructure companies. Over the past few years, Serenissima Infracom has built an advanced fiber-optic backbone along the Autostrade that it operates from Milan to Venice. Granted licenses to operate in the Veneto region, it has deployed an advanced Nera-Alvarion access network to deliver cost-effective voice and data services to SME customers. www.infracom.it

Trivenet, a well-financed regional operator. Trivenet was granted licenses to operate a 26Ghz network in the Veneto, Bolzano, and Trento provinces. As its initial customers, Trivenet has targeted industrial complexes in sparsely populated areas that are not served by Telecom Italia. It has already hooked up initial customers in and plans soon to extend the network to cover all of its service areas. www.wireless2000.it

Commenting on the news, Fabrizio Martinelli, CEO of NERA Italy, said, "We are delighted to have achieved these early wins in the newly-opened Italian market. The granting of regional licenses is the ultimate win-win situation for the country as well as for these pioneering telcos. By deploying fixed broadband wireless networks in these areas, the alternative telcos will be able to bring affordable broadband services to remotely located businesses and residential users that DSL cannot reach, or that have been ignored by the incumbent telco.

With a heavy SME population disbursed widely through the countryside, these regions offer a great business proposition to broadband operators. We are pleased that the outstanding features and low cost of our Alvarix solution has proven to be such a close match for the needs of these new operators."

Alvarion's new Alvarix(TM) solution is an exceptionally flexible and cost-effective access solution for carriers in the 26GHz band. Integrating Alvarion's WALKair(TM) 1000 and WALKair 3000 technologies in the same base station, Alvarix allows operators to benefit from low deployment costs without limiting the ability to upgrade each customer when justified. For a low-cost entry solution, operators can deploy WALKair 1000, which supports high-quality legacy voice services (BRI, Frame Relay, POTS, E1, etc.) along with differentiated data service. When higher speed and capacity is required, WALKair 3000 can be deployed on the same Base Station to deliver high-end data services with premium Quality of Service capabilities. This pay-as-you-grow approach allows operators to optimize infrastructure price-performance, minimizing both CAPEX and OPEX for a rapid Return on Investment (ROI). Alvarix is ideal for a wide range of SME and MDU/MTU applications, and allows for converged BWA and cellular backhauling.

Mr. Tzvika Friedman, President and COO of Alvarion, added, "We look forward to working closely with these three exciting operators to help them bring a new level of sophisticated, affordable communications services to their customers. We believe that the Alvarix feature mix and value proposition are the best available for local needs, giving us confidence that we will be able to win additional tenders in Italy. We continue working closely with NERA to deploy and support systems throughout the region."

About NERA

Norway's Nera Group supplies high capacity wireless access systems to satellite operators, broadcasters, Internet service providers and telecommunication service providers throughout the world. Nera's extensive product portfolio, radio-link and satellite communication for fixed broadband wireless access solutions, Interactive PMP and PTP Terminals and Base Stations, and Satellite Interactive Terminals and Gateways, makes it possible for Nera to connect the user to the transport network with high capacity, cost-effective access solutions that exactly match their needs. With a presence in 23 countries, Nera's advanced systems have been deployed by leading telecom operators and system integrators all over the world.

For more information on Nera, visit Nera's World Wide Web site at http://www.nera.no.

About Alvarion

Alvarion is a premier provider of solutions based on Point-to-Multipoint (PMP) Broadband Wireless Access (BWA) used by telecom carriers, service providers, and enterprises worldwide. Alvarion systems provide Internet access and voice and data services in the last mile, cellular network feeding, building-to-building and wireless local area network (LAN) connectivity.

Alvarion offers the broadest range of BWA solutions by market segment and frequency band, designed to address all carriers' and service providers' business models. With its combined market experience, strong customer base, diversified distribution channels and field-proven deployments, Alvarion is a leading BWA pure play provider for every end user profile, from residential subscribers to business customers.

For more information, visit Alvarion's World Wide Web site at http://www.alvarion.com.

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

You may register to receive Alvarion's future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the

"Digital Investor Kit(TM)" icon at www.kcsa.com.



------------------------------------------------
Contact:
     Alvarion
     Dafna Gruber, +972 3 645 6252
     dafna.gruber@alvarion.com
     or
     KCSA
     Joseph A. Mansi, +1 212 896 1205
     jmansi@kcsa.com

------------------------------------------------
Source: Alvarion Ltd.

                                                                     EXHIBIT 6

ALVARION CONTACT                             ALVARION INVESTOR CONTACT
ALVARION                                     KCSA Worldwide

Dafna Gruber, CFO                            Joseph A. Mansi / Lee Roth
+972-3-645 6252                              +212-896 12 05/ +212-896-1209

dafna.gruber@alvarion.com                    jmansi@kcsa.com / lroth@kcsa.com
-------------------------                    ---------------   --------------


                                                        FOR IMMEDIATE RELEASE


                       ALVARION REPORTS FOURTH QUARTER AND
                             FULL YEAR 2002 RESULTS


TEL - AVIV, ISRAEL, FEBRUARY 4, 2003 - ALVARION LTD. (NASDAQ: ALVR), a leading provider of Wireless Broadband solutions, today announced its financial results for the fourth quarter and full year ended December 31, 2002.

RESULTS OF THE FOURTH QUARTER

Revenues for the fourth quarter of 2002 were $22.3 million, an increase of 4% compared with $21.6 million for the third quarter of 2002. Revenues for the fourth quarter of 2001 were $25.2 million. Net loss for the fourth quarter of 2002 was $(5.4) million, or $(0.10) per share, including restructuring costs of $1.1 million. This compares to a net loss for the third quarter of 2002 of $(4.8) million, or $(0.09) per share, and $(16.6) million, or $(0.30) per share, for the fourth quarter of 2001.

The results of the fourth quarter of 2002 included amortization of current technology and deferred stock compensation totaling $740,000, and restructuring costs totaling $1.1 million. Excluding these amounts, the Company's pro-forma net loss for the quarter was $(3.5) million, or $(0.07) per share. This compares with a pro-forma net loss of $(4.0) million, or $(0.07) per share, in the third quarter of 2002, and a pro-forma net loss of $(5.6) million, or $(0.10) per share in the fourth quarter of 2001.

RESULTS OF THE FULL YEAR

Revenues for the year 2002 were $88.8M, compared with revenues of $99.0 million in 2001. Net loss for 2002 was $(20.7) million, or $(0.38) per share, compared with $(110.0) million, or $(2.80) per share for 2001. The results of 2002 included amortization of current technology and deferred stock compensation totaling $3.0 million, and restructuring costs totaling $1.1 million. Excluding these amounts, the Company's pro-forma net loss for 2002 was $(16.6) million, or $(0.31) per share, compared with a pro-forma loss of $(9.6) million, or ($0.24) per share for the twelve months ended December 31, 2001.

Cash reserves as of December 31, 2002 were $162.7 million, compared with $170.0 million as of September 30, 2002. During the fourth quarter, $3.4 million was used for operational activities, and $3.9 million was invested in the repurchase of 1.9 million of the Company's outstanding shares. From the initiation of the Company's share buyback plan in the first quarter of 2002 until the date of this earnings release, a total of 3.5 million shares have been purchased at a total consideration of $7.2 million.


COMMENTS OF MANAGEMENT

Commenting on the fourth quarter, Zvi Slonimsky, CEO of Alvarion, said, "We are pleased to report revenue growth and improved margins for the fourth quarter of 2002, representing a solid end to a difficult year. During the fourth quarter, our revenues were higher than they were in the second and third quarters, reflecting the sale of thousands of Alvarion units to a wide variety of operators and service providers. At the same time, the continued success of our efficiency program enabled us to meet our targets, delivering another quarter of improved gross margins, decreased operating expenses, and reduced cash burn.

"Despite tough market conditions, 2002 was a watershed year for Alvarion during which we positioned Alvarion as the clear leader of the Broadband Wireless market. Our installation of over 600,000 Alvarion units underscored the performance gap between us and the rest of the industry. Our strategy of targeting two high-potential market segments helped us add hundreds of new operators to our user base during the year. Over 30 different cellular operators, including Entel, Moscow Cellular, CamGSM, Connex, Telecel, and numerous others, have now installed complementary Alvarion broadband access and backhaul networks. In parallel, a growing number of independent telcos and ISPs in rural America have launched cost-effective access networks based on our superior technologies for the unlicensed bands."

Mr. Slonimsky continued, "During 2002, we launched many new products and technology extensions. For Wireless DSL (WDSL) applications, we introduced the high-speed BreezeACCESS OFDM(TM) and a new line of 5GHz products. For Multi-Service applications, we enhanced the Alvarix(TM) solution for the 28GHz bands. We introduced our high-performance DS.5800 product as the first in a series of robust backhauling solutions. And we are excited about our unique SU-M (mobile CPE) Homeland Security mobile networking solution for municipalities and public safety organizations."

Mr. Slonimsky concluded, "The development of such a wide variety of technologies and products reinforces our position as the industry's leader and its `One-Stop Wireless Broadband Shop' - a technology powerhouse with solutions for the full range of operators and end-users throughout the world. This approach has enabled us to maintain strong revenues and positioned us to accelerate our momentum. As we move into 2003, we believe our sound strategies will enable us to strengthen our competitive positioning, expand our sales, and address emerging opportunities in adjacent markets."


The Company will hold a teleconference today, February 4, 2003, at 9:00 a.m. EST to discuss the quarter's results. To participate in the call, please dial (888) 417-2310 (in the U.S.), or (973) 582-2710 (internationally), approximately five minutes prior to the scheduled call start time. The call will also be available live as a Webcast on www.kcsa.com and www.alvarion.com, where it will be archived and available for replay for 30 days. A replay of the call can also be accessed via telephone from 11:00 a.m. EST on February 4, 2003 through 11:59 p.m. on February 10, 2003 by calling (877) 519-4471 in the Unites States, or
(973) 341-3080 internationally, and entering the following access code: 3714317.

ABOUT ALVARION

Alvarion is a premier provider of solutions based on Point-to-Multipoint (PMP) Broadband Wireless Access (BWA) used by telecom carriers, service providers, and enterprises worldwide. Alvarion systems provide Internet access and voice and data services in the last mile, cellular network feeding, building-to-building and wireless local area network (LAN) connectivity.

Alvarion offers the broadest range of BWA solutions by market segment and frequency band, designed to address all carriers' and service providers' business models. With its combined market experience, strong customer base, diversified distribution channels and field-proven deployments, Alvarion is a leading BWA pure play provider for every end user profile, from residential subscribers to business customers.

For more information, please visit Alvarion's web site at http://www.alvarion.com.

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

                     You may register to receive Alvarion's future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com.





                               (Tables to Follow)

                                  ALVARION LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                            U.S. DOLLARS IN THOUSANDS

                                                                              DECEMBER 31,                  DECEMBER 31,
                                                                                 2002                           2001
                                                                      ----------------------------  ----------------------------
          ASSETS
Cash, cash equivalents, short-term and long-term investments          $                   162,663   $                   182,969
Trade receivables                                                                          11,750                       *17,079
Other accounts receivable                                                                   4,872                         9,273
Inventories                                                                                27,502                       *31,064
Severance pay fund                                                                          3,732                         3,217

PROPERTY AND EQUIPMENT, NET                                                                11,116                        11,153

GOODWILL AND OTHER INTANGIBLE ASSETS                                                       50,440                        52,840
                                                                      ----------------------------  ----------------------------

TOTAL ASSETS                                                          $                   272,075   $                   307,595
                                                                      ============================  ============================


          LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Trade payables                                                        $                    15,847   $                   *23,224
Other accounts payable and accrued expenses                                                17,595                       *19,947
                                                                      ----------------------------  ----------------------------

Total current liabilities                                                                  33,442                        43,171

LONG TERM LIABILITIES                                                                       5,357                         5,228

ACCRUED SEVERANCE PAY                                                                       5,446                         4,945
                                                                      ----------------------------  ----------------------------

TOTAL LIABILITIES                                                                          44,245                        53,344

SHAREHOLDERS' EQUITY                                                                      227,830                       254,251
                                                                      ----------------------------  ----------------------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                            $                   272,075   $                   307,595
                                                                      ============================  ============================


* Reclassified

                                  ALVARION LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)

                                                                                                 THREE              THREE
                                                           YEAR ENDED         YEAR ENDED      MONTHS ENDED       MONTHS ENDED
                                                          DECEMBER 31,        DECEMBER 31,     DECEMBER 31,      DECEMBER 31,
                                                              2002               2001             2002               2001
                                                       ----------------   ----------------- ----------------- ------------------
SALES                                                  $        88,849    $         98,968  $         22,314  $          25,231

COST OF SALES                                                   55,370              59,484            13,635             16,237

WRITE-OFF AND WRITE-DOWN OF EXCESS INVENTORY AND
PROVISION FOR INVENTORY PURCHASE COMMITMENTS                         -              53,881                 -                  -
                                                       ----------------   ----------------- ----------------- ------------------

GROSS PROFIT (LOSS)                                             33,479            (14,397)             8,679              8,994
                                                       ----------------   ----------------- ----------------- ------------------

OPERATING EXPENSES:
Research and development, net                                   24,077              21,096             5,386              6,880
Selling and marketing                                           26,570              30,258             6,624              7,978
General and administrative                                       6,018               6,226             1,479              1,698
Amortization of current technology & deferred
stock compensation                                               2,980               1,926               740                840
Non- recurring expenses                                          1,102              34,578             1,102              3,640
One-time expenses related to aborted OCS program                                     6,535                                6,535
                                                       ----------------   ----------------- ----------------- ------------------
TOTAL OPERATING EXPENSES                                        60,747             100,619            15,331             27,571

                                                       ----------------   ----------------- ----------------- ------------------
OPERATING LOSS                                                (27,268)           (115,016)           (6,652)           (18,577)

FINANCIAL INCOME, NET                                            6,587               8,540             1,288              2,010

OTHER EXPENSES                                                       -             (3,535)                 -                  -
                                                       ----------------   ----------------- ----------------- ------------------
NET LOSS                                               $      (20,681)    $      (110,011)  $        (5,364)  $        (16,567)
                                                       ----------------   ----------------- ----------------- ------------------

BASIC AND DILUTED LOSS PER SHARE                       $        (0.38)    $         (2.80)  $         (0.10)  $          (0.30)
                                                       ================   ================= ================= ==================

Weighted average number of shares used in
computing basic and diluted loss per share                      53,941              39,298            52,521             54,565
                                                       ================   ================= ================= ==================


                                  ALVARION LTD.
            PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)


                                                                                              THREE              THREE
                                                    YEAR ENDED          YEAR ENDED         MONTHS ENDED       MONTHS ENDED
                                                   DECEMBER 31,         DECEMBER 31,       DECEMBER 31,       DECEMBER 31,
                                                       2002                2001               2002                2001
                                                -----------------   ------------------ ------------------  -------------------
SALES                                           $         88,849    $          98,968  $          22,314   $           25,231

COST OF SALES                                             55,370               59,484             13,635               16,237
                                                -----------------   ------------------ ------------------  -------------------

GROSS PROFIT                                              33,479               39,484              8,679                8,994
                                                -----------------   ------------------ ------------------  -------------------

OPERATING EXPENSES:
Research and development, net                             24,077               21,096              5,386                6,880
Selling and marketing                                     26,570               30,258              6,624                7,978
General and administrative                                 6,018                6,226              1,479                1,698

                                                -----------------   ------------------ ------------------  -------------------
TOTAL OPERATING EXPENSES                                  56,665               57,580             13,489               16,556

                                                -----------------   ------------------ ------------------  -------------------
OPERATING LOSS                                          (23,186)             (18,096)            (4,810)              (7,562)

FINANCIAL INCOME, NET                                      6,587                8,540              1,288                2,010

                                                -----------------   ------------------ ------------------  -------------------
NET LOSS                                        $       (16,599)    $         (9,556)  $         (3,522)   $          (5,552)
                                                -----------------   ------------------ ------------------  -------------------


BASIC AND DILUTED LOSS PER SHARE                $         (0.31)    $          (0.24)  $          (0.07)   $           (0.10)
                                                =================   ================== ==================  ===================

Weighted average number of shares used in
computing basic and diluted loss per share                53,941               39,298             52,521               54,565
                                                =================   ================== ==================  ===================



The Pro-Forma Statements of operations for the periods ended December 31, 2002 exclude non recurring expenses such as: restructuring costs, amortization of current technology & deferred stock compensation.

The Pro-Forma Statements of operations for the periods ended December 31, 2001 do not include non recurring expenses and merger related expenses such as:
In-process R&D, restructuring costs, merger expenses, Investment Write-Off, Inventory Write-Off, and amortization of current technology and deferred stock compensation.

The amounts of the aforementioned non recurring expenses for each of the twelve or three month periods covered above, are set forth in our condensed consolidated statements of operations for such periods.

The above pro forma information is for informational purposes only.
It is not prepared in accordance with Generally Accepted Accounting Principles in the United States (US GAAP) and should not be considered as a substitute for our historical financial information prepared in accordance with GAAP.

                                                                     EXHIBIT 7

Press Release Source: Alvarion, Inc.

Kansas Police Officers Fight Crime, Save Money Using Alvarion's Broadband Wireless Solution

Wednesday February 5, 6:00 am ET

Mobile Broadband Technology Enables Quicker Arrests and Eases Department Operating Costs

CARLSBAD, Calif.--(BUSINESS WIRE)--Feb. 5, 2003--Alvarion, Inc., a leading provider of wireless broadband solutions worldwide, today announced it has successfully installed a mobile broadband wireless solution that allows patrol officers of the Pratt, Kansas Police Department to obtain critical arrest and other criminal information, access department files, and complete and submit reports, all from their patrol vehicles.

The result is a measurable increase in officer effectiveness in field time and fighting crime.

Leveraging its field proven BreezeACCESS(TM) product family, Alvarion's wireless broadband system for public safety applications is centered on the company's BreezeACCESS SU-M, a rugged mobile data radio system especially designed for use in police and other municipal vehicles. Also engineered for use in fixed locations, the SU-M delivers high-speed broadband to mobile users or even city office buildings and community store front locations at speeds matching that of a T-1, or 1.544 Mbps, enabling patrol officers access to remote servers to extract large files, such as mug shots and identification photos, in just a few seconds.

"Benefits from the Alvarion system are already being seen," said Captain Steve Holmes, who spearheaded the project for the Pratt Police Department. "For example, patrol officers are now able to obtain arrest warrants using email and real time messaging while parked in front of a suspect's residence - enabling them to arrest suspects before evidence can be hidden."

Using existing water, airport, and civic center towers around town to install the network, the city was quickly and easily covered for use by street officers. The resulting private network means no recurring telecommunications costs and, because BreezeACCESS radios operate on the 2.4GHz license-free band, the department also avoids user fees or upfront costs payable to the FCC for licensed frequency. An entire communications solution was deployed, including a full CAD/RMS and dispatch center, mobile data computers, Voice over IP (VoIP) capabilities, and the wireless infrastructure.

Moreover, broadband data access will allow the Pratt Police Department to adopt 21st century law enforcement applications such as real time video monitoring and surveillance and still photography-capturing - applications that require broadband speeds to operate.

In addition to high data rates, security was also a key requirement for the system, specified not only by the Pratt Police Department, but also the Kansas Bureau of Investigation (KBI). To secure the network, each SU-M uses Frequency Hopping Spread Spectrum (FHSS) modulation, so data passed over the air is private and secure from sender to recipient with no interceptions or eavesdroppers being able to gain access to it. Combined with the installation of a firewall for increased protection, each agency's requirements for security were fully satisfied.

"The Pratt Police Department is one of the many customers who are now deploying BreezeACCESS systems for use in mobile, public safety environments," said Amir Rosenzweig, president of Alvarion, Inc. "Leveraging our worldwide expertise in wireless broadband, our robust, field-hardened products give police officers an unfair advantage by securely connecting them to critical data they need to fight crime - not to mention the operational efficiencies gained by allowing them to perform routine, reporting tasks from the field.

About Alvarion

Alvarion is a premier provider of solutions based on Point-to-Multipoint (PMP) Broadband Wireless Access (BWA) used by telecom carriers, service providers, and enterprises worldwide. Alvarion systems provide Internet access and voice and data services in the last mile, cellular network feeding, building-to-building and wireless local area network (LAN) connectivity.

Alvarion offers the broadest range of BWA solutions by market segment and frequency band, designed to address all carrier's and service provider's business models. With its combined market experience, strong customer base, diversified distribution channels and field-proven deployments, Alvarion is a leading BWA pure play provider for every end user profile, from residential subscribers to business customers.

For more information, visit Alvarion's World Wide Web site at http://www.alvarion.com

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

--------------------------------------------------

Contact:

     Alvarion, Inc.
     Jessica Levine Cauchi, 760/517-3203
     jessica.levine-cauchi@alvarion.com
     or
     Alvarion Ltd.
     Dafna Gruber, +972 3 645 6262
     dafna.gruber@alvarion.com
     or
     Press Contact:
     Edelman
     Dan Guitteau, 214/443-7565
     Dan.guitteau@edelman.com
     or
     KCSA
     Joseph A. Mansi, 212/896-1205
     jmansi@kcsa.com
     or
     Evan Smith, 212/896-1251
     esmith@kcsa.com


--------------------------------------------------

Source: Alvarion, Inc.

                                   SIGNATURES

                     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           ALVARION LTD.

Date: February 6, 2003                     By: /s/ Tzvika Friedman
                                               -------------------------------
                                               Name: Tzvika Friedman
                                               Title: President and
                                                      Chief Operation Officer